Offering Statement for Artificial Intelligence Economic Development Corporation

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   Artificial Intelligence Economic Development Corporation

   6242 Warner Avenue
   Suite 7-F
   Huntington Beach, CA 92647

Eligibility

2. The following are true for Artificial Intelligence Economic Development Corporation :

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Kris Skrinak

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   3- year work experience (https://www.linkedin.com/in/skrinak) : (AWS) Global Machine Learning Segment Technical Lead - 5/2017 - Present Board Member, AIEDC- 5/2017 -

Present; Kris is a Member of the Board of the Artificial Intelligence Economic Development Corporation. Short Bio: He has expertise in Economics and Mathematics, as well as being the Global Machine Learning Technical Lead at Amazon Web Services (AWS), and the Co-Founder of the Machine Learning Group for the Amazon Partner Network (APN). Prior to Amazon --- Kris was a Computer Vision Architect at GoPro. He founded and sold 2 Silicon Valley startups in Finance and Network Monitoring. Kris started his career as a Quantitative Strategist at Goldman Sachs, developed predictive maintenance apps as an AI Engineer at ATT, and later was with Sun Microsystems where he developed a love for entrepreneurial ventures. His first start-up was Capital Technologies. CapTech developed a network monitoring system, renamed FogLight, and service organization, renamed SiteRock. FogLight was acquired by Quest Software Inc (NASDAQ: QSFT) and SiteRock by Navisite Inc (NASDAQ: NAVI). Kris left CapTech to be the lead investor and President of the Web-based investment research firm, ClearStation. After 18 months of aggressive growth Kris guided the sale of the company to E*TRADE Financial (NYSE: ET).

Name
Leonard S. Johnson Ph.D. student

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
3- year work experience (https://ideasplatformx.com/Leonard.html) : CEO, AIEDC - 2017 - Present; Leonard "LS" is the Founder and CEO of the Artificial Intelligence Economic Development Corporation. Short Bio: He is a "Stanford University Educated Entrepreneur" and a member of the National Diversity Coalition (NDC) -- additionally, he has been the former CEO of several Startups, as well as - an Author (2011), and conducting Senior Stock Loans for corporate executives. "LS" has also been a member of several other prominent organizations including some of the following: The Association for the Advancement of Artificial Intelligence (AAAI), The Internet Society, The Royal Institute of International Affairs (RIIA), Forbes CEO Network, and Citizens for Global Solutions. After completing Stanford's Post-Graduate SDRM Program, under the School of Engineering which focused on Decision and Probability Theory, as well as being part of the distinguishable low 17% graduation rate. He is now pursuing a Ph.D. Degree in Artificial Intelligence, where his work is focused on building a "Universal Artificial Intelligence" --- M.I.N.D ® Machine Intelligence NeuralNetwork Database with Sequential Decisions Based on Algorithmic Probability and the Markov Decision Processes (MDP) in A.I. --- centered around "IDEAS" in Economics, to take the process from Ideation to Monetization, (Endogenous Growth Theory), as well as to set Policy and Value Iteration.

Name
Dr. Alexander Nawrocki Ph.D.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
3- year work experience (https://www.linkedin.com/in/anawrocki) : Chairman, AIEDC - 5/2020 to Present; CEO, Airspeed Equity - 2016 to Present; Dr. Nawrocki is the Chairman of the Artificial Intelligence Economic Development Corporation. Short Bio: Alexander is also the CEO of Airspeed Equity and brings more than 20 years of technology leadership, management, and industry experience in many areas. He has broad-based experience in several technical areas, as well as being a founding member of the Java-Consortium, he is active in and on several other technology standards boards, and chairs various technical and advisory committees. In addition to the above activities, he is also acting CEO and chairs several companies' Board of Directors. Dr. Nawrocki was responsible for managing all aspects of space operations for the Canadian-built, Space Station Robotics, among them systems used to maintain and operate the International Space Station and Space Shuttle. He staffed and managed a team of 1,200 engineers in multiple geographies with responsibility for designing, developing, and maintaining embedded, real-time, safety-critical robotic systems. Dr. Nawrocki also served as a Professor at École de technologie supèrieure (ÉTS) teaching "Object-Oriented Software Engineering" (Graduate Level) and a Professor at École

Polytechnique de Montrèal Educational Institution teaching "Operations of Human Space Flights" (Graduate Level) and "Space Tele-robotics" (Graduate Level). Dr. Nawrocki holds a Bachelor's degree with Honors in Electronic Engineering, a Master's degree in Computer Science ("Summa Cum Laude"), and a Ph.D. in Aerospace Engineering.

Name
Dr. Radosław Adamus Ph.D.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
3- year work experience: CSO, AIEDC - 5/2020 - Present; Assistant Professor at Lodz University of Technology - 2016 - Present; Short Bio: Radoslaw is the CSO of the Artificial Intelligence Economic Development Corporation, he is also the Assistant Professor at the Institute of Applied Computer Science at Lodz University of Technology (TUL). Radosław received his Ph.D. in Computer Science from the Institute of Computer Science Polish Academy of Science in 2005. He is a passionate teacher and researcher in the field of software engineering with a particular emphasis on distributed system design, software architecture, clean code, and testing. During his career, he participated in many scientific projects in different roles. In addition to academic activity, he is also involved with professional software development in several different roles -- such as; Developer, Analysts, Architect. The experience he has gained is used in teaching his students. The result is the quality and confirmation for "Software testing methods" courses conducted for Computer Science students at the Faculty of Electrical, Electronic, Computer and Control Engineering, at the Lodz University of Technology (TUL).

Name
Dr. Andrew Romanowski Ph.D., D.Sc.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
3- year work experience: CTO, AIEDC - 5/2020 - Present; Vice Dean and Assistant Professor at Lodz University of Technology - 2016 - Present; Short Bio: Andrew is the CTO of Artificial Intelligence Economic Development Corporation, he is also the Vice Dean and Assistant Professor at the Institute of Applied Computer Science at Lodz University of Technology (TUL). His Ph.D. thesis was related to statistical algorithms for inverse problem-solving in electrical process tomography measurement systems. His DSc (habilitation) was related to contextual data processing and crowdsourcing methods for industrial processes monitored with tomography systems. Andrew's current research focuses on combining data together with users and their needs. He is looking for progress in applications where data processing has not been fully automatized yet. He investigates how to couple human and computer intelligence in order to achieve improved outcomes. Additionally, as a practice-oriented academic with industry experience, he is primarily interested in stimulating user development through interactive systems. His goal is to establish coherent practices that use human computer interaction (HCI) in everyday life, industrial and professional contexts to create knowledge and innovation. Andrew has served for several years as Chapter President and Officer for Polish Information Processing Society Chapter, ACM Lodz Chapter, and SIGCHI Poland Chapter. Andrew is a co-author of more than 150 publications, including several books, book chapters, and numerous journal and conference papers. He gained scientific experience during research internships at leading European research centers.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Leonard S. Johnson

Securities:	450,000
Class:	Common Stock
Voting Power:	70.8%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

5G Cloud Mobile App Maker with Artificial Intelligence & Machine Learning for Small & Midsize Companies, ---- that will use our (Proprietary Technology), as well as other Digitization Services for the Front & Back Office. It will help Small & Midsize Companies create their own IOS & Android Mobile Apps with No-Code or Low-Code to engage and service their customer base. The App(s) is planned to have several features such as; In-App Purchases – Sell Professional Services & or Food from within the App. Social Media Integration – Integration with Facebook, Twitter, LinkedIn, & YouTube. Quote Request – Request a Quote for Professional Services. Push Notifications – Announce Specials, News & Events to App Users. Customer Loyalty – Membership, Loyalty Points, & Discount Coupons. Navigation – Give Customers (GPS) turn by turn directions to their business. Back Office Services Powered by M.I.N.D ® Our Machine Intelligence NeuralNetwork Database via Machine Learning and other Data Analytics with Sequential Decisions Based on Algorithmic Probability and the Markov Decision Processes (MDP) in A.I. A.I. via the Cloud Churn Prediction Service Using our M.I.N.D ® Machine Intelligence NeuralNetwork Database via Machine Learning and other Data Analytics to identify Small & Midsize Companies Churn rate as a result of COVID-19 and other Variables. Tech Digitization Service Automation Efficiencies, Application Development for Websites, Cloud Migration, Data Storage Technological Development, (IT) Consulting, (IT) Solutions for Small & Midsize Companies. A.I. via the Cloud Future Trends Service Using the M.I.N.D ® Machine Intelligence NeuralNetwork Database and our unique Algorithm "IA > M1 $\therefore$ IC + AI = W", via Machine Learning and other Data Analytics with Sequential Decisions Based on Algorithmic Probability and the Markov Decision Processes (MDP) in A.I. to predict the Economic & Business Cycle Trends.

Artificial Intelligence Economic Development Corporation currently has 4 employees.

Risk Factors

7. Material factors that make an investment in Artificial Intelligence Economic Development Corporation speculative or risky:

   1. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

   2. We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs. To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

   3. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require

more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses. The Company's expenses will significantly increase as we seek to execute our current business model. Although we estimate that we will have enough runway if we are able to fully raise the proposed amount of capital, we will be ramping up cash burn to promote business development, further develop R&D, and fund other company operations after the raise.

4. The process of developing the Cloud Future Trends Service Using the M.I.N.D ® Machine Intelligence NeuralNetwork Database and our unique Algorithm "IA > M1 ∴ IC + AI = W", via Machine Learning and other Data Analytics with Sequential Decisions Based on Algorithmic Probability and the Markov Decision Processes (MDP) in A.I. to predict the Economic & Business Cycle Trends, will require significant research and development which is costly and may not result in immediate success and/or revenue. There can be no guarantee that Artificial Intelligence services will eventually be fully developed according to the business plan.

5. If AIEDC is unable to raise additional capital on acceptable terms, we may be unable to execute our business plan. In fact, AIEDC will require substantial future capital to continue research and development as well as marketing to promote business development, further develop R&D, and fund other company operations.

6. The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, Netcapital investors are not entitled to receive any dividends on their interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site by AIEDC.

7. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equities being sold.

8. Any forecasts we make about our operations may prove to be inaccurate. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

9. We will be operating in a competitive and rapidly developing technology space, even though we have not been able to identify any direct competitors in our target market space at this time. Potential competitors may emerge as the market develops, we may also face potential competition from other large companies with abundant resources which may enable them to take over the market at an overwhelmingly pace.

10. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

11. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

12. We are highly dependent on the Services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our

CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

13. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

14. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

15. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

16. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

17. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

18. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

19. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

20. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

21. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

22. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

23. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Artificial Intelligence Economic Development Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $249,600 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

    We believe that allocation of our resources in this manner will allow us efficiently deploy the capital raised: Cloud Computing and Data Hosting - $60,000; SG&A - $15,250; Management Compensation $44,000; Outsourced Development Compensation $118,120;

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,230
Cloud Computing and Data Hosting	$0	$60,000
SG&A	$2,000	$15,250
Management Compensation	$6,000	$44,000
Outsourced Development Compensation	$1,510	$118,120
Total Use of Proceeds	**$10,000**	**$249,600**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Artificial Intelligence Economic Development Corporation must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

    We are issuing Securities at an offering price of $10.40 per share.

14. Do the securities offered have voting rights?

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	660,000	635,800	Yes	
Preferred Stock	340,000	0	No	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

The rights of currently outstanding securities are common shares, which are the same class of shares we are selling in this offering. There is no debt, and there are no warrants, options, or other convertible instruments outstanding.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The main difference between preferred and common stock is that preferred stock gives no voting rights to shareholders while common stock does. Preferred shareholders have priority over a company's income, meaning they are paid dividends before common shareholders. Common stockholders are last in line when it comes to company assets, which means they will be paid out after creditors, bondholders, and preferred shareholders.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The offering represents a proposed sale of less than 20% of the outstanding voting securities, if fully raised. AIEDC is an early-stage closely held company. Even though the management of AIEDC shall act diligently under the guidelines of the corporate governance structure, the exercise of rights by the individuals who each hold greater than 20% of the outstanding voting securities may adversely affect the purchaser of the securities being offered in certain major corporate actions which may include but not limited to financing, mergers and acquisitions, bankruptcy or liquidation, name changing, new trademark adoption, etc.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

Prior to the offering, the Company's current owners of 20% or more, beneficially own up to 70.78% of the Company. Subject to any fiduciary duties owed to our owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from your interests. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to current owners approval.

23. What are the risks to purchasers associated with corporate actions including:

   - additional issuances of securities,

   - issuer repurchases of securities,

   - a sale of the issuer or of assets of the issuer or

   - transactions with related parties?

   The issuance of additional shares of our common stock will dilute your. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. Describe the material terms of any indebtedness of the issuer:

   Not applicable.

25. What other exempt offerings has Artificial Intelligence Economic Development Corporation conducted within the past three years?

Date of Offering:	01/2020
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$5,148

   Use of Proceeds:

   The proceeds were used for operating costs, such as rent.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    No.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    Artificial Intelligence Economic Development Corporation (the "Company") was incorporated in the State of Delaware on May 1, 2017 and maintains its headquarters in Huntington Beach, California. The Company is a 5G - Cloud Mobile App Maker and Service Provider with Machine Learning to help small and midsize businesses create their own (IOS & Android) mobile apps with no-code or low-code so they can engage and service their customer base, as well as provide front & back office digitization services. The Company is still in its pre-revenue stage. For the year ended on December 31, 2019, expenses amounted to $29,600, which resulted in a $29,600 loss. Expenses consisted of rent expense for $24,000 and legal expense for $5,600. Expenses for the year ended on December 31, 2020 amounted to $25,000, which resulted in a $25,000 loss. Expenses consisted of rent expense for $24,000, legal expense for $600, and amortization expense for $400. During 2021, the Company had a net operating loss of $47,784 and an average monthly burn rate of approximately $4,000. Operating expenses consisted primarily of rent expense for $27,516, utilities for $7,693, business development for $6,055, and research and development for $5,120. Additionally, the Company had interest expense of $1,680, resulting in an overall net loss of $49,464. On June 16, 2021, the Company entered into a short-term loan of $27,292 with monthly payments of $2,000. The loan is collateralized by 170 Preferred Shares of AIEDC stock. Interest expense recognized on the loan during the year was $1,680. As of December 31, 2021, $13,267 was the outstanding balance of the note payable. Throughout 2021, $32,697 was put into the business via owner capital contributions to help fund the operations of the business. No stock was awarded for these capital contributions. Upon closing this round, the Company plans to start executing the business plan while adhering to prudent accounting principles with regard to the documenting, as well as the reporting of the financial and operational activities of the Company. With this raise, the Company plans to spend money on the development of cloud computing and data hosting, as well as to outsourced development costs and general and administrative costs. The Company believe these activities will result in the traction we will need to court venture capital funding.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

   See attachments:

   CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
       1. in connection with the purchase or sale of any security?
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
       1. in connection with the purchase or sale of any security?;
       2. involving the making of any false filing with the Commission?
       3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
       1. at the time of the filing of this offering statement bars the person from:
          1. association with an entity regulated by such commission, authority, agency or officer?
          2. engaging in the business of securities, insurance or banking?
          3. engaging in savings association or credit union activities?

       2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

    4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
       1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
       2. places limitations on the activities, functions or operations of such person?
       3. bars such person from being associated with any entity or from participating in the

offering of any penny stock?

If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Artificial Intelligence Economic Development Corporation answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Trade / Service Mark information: The Company has (3) Trade / Service Marks relating to Machine Intelligence /A.I. (owned by the founder) in the area of --- Financial Consultancy; Financial Information; Financial Management; Financial Research; and Financial Valuations. (USPTO) Serial Numbers: (87388589), (87390367), (87388841). Video Transcription: Computers can see and hear as well as humans can. There's intelligence substantially greater than the human brain. I want to use my artificial intelligence to help humans live a better life. The primitive forms of artificial intelligence we already have, have proved very useful. Artificial intelligence. As it is, the machines are taking over. The future of machine intelligence. Has been moving extremely quickly. AI. Artificial intelligence. In the beginning, there was man. What if you had the power of mind, an AI mind? A Machine Intelligence Neural Network Database. At the AIEDC we have answered the call for AI to be beneficial to humanity. To help municipalities, institutions, as well as organizations become more efficient, be more productive, and improve the quality of their decisions overall. Our artificial intelligence is a predictive and dep learning model. M.I.N.D. is a Machine Intelligence NeuralNetwork Database, and with the M.I.N.D. powered platform key decision-makers can utilize big data to make the best optimal strategic decisions going forward. The power of M.I.N.D will shorten your time to improving your organization and achieve your goals. What if you had the power of M.I.N.D?

The following documents are being submitted as part of this offering:

Governance:

 Certificate of Incorporation: certificateofincorporation.pdf

 Corporate Bylaws: corporatebylaws.pdf

Opportunity:

 Offering Page JPG: offeringpage.jpg

 Pitch Deck: pitchdeck.pdf

Financials:

 Additional Information: otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

Once posted, the annual report may be found on the issuer's web site at: www.Aiedc.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.